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 FORM 4
                                               U.S. SECURITIES AND EXCHANGE COMMISSION
[ ] Check box if no longer                              WASHINGTON, D.C. 20549
    subject to Section 16. Form
    4 or Form 5 obligations may            STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    continue. See Instruction 1(b).

          Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                        Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1.Name and Address of Reporting Person(1)|2. Issuer Name and Ticker or Trading Symbol      |6. Relationship of Reporting Person
                                         |                                                 |      to Issuer (Check all applicable)
Payne          Lisa            A.        |           Taubman Centers, Inc. (TCO)           |       X   Director        10% Owner
-------------------------------------------------------------------------------------------|     -----            -----
(Last)        (First)       (Middle)     |3. IRS Identification  |  4. Statement for       |       X   Officer (give title below)
                                         |   Number of           |     Month/Year          |     -----  Executive Vice President and
                                         |   Reporting Person,   |                         |            Chief Financial Officer
   200 East Long Lake Road, Suite 300    |   if an Entity        |     May 1999            |           Other (Specify below)
                                         |   (Voluntary)         |                         |     -----
-----------------------------------------|                       |-------------------------|----------------------------------------
               (Street)                  |                       |  5. If Amendment,       |7. Individual or Joint/Group Filing
                                         |                       |     Date of Original    |   (Check applicable line)
   Bloomfield Hills, Michigan  48304     |                       |     (Month/Year)        | X   Form Filed by One Reporting Person
                                         |                       |                         | --
-----------------------------------------|                       |      May 1999           |     Form Filed by More than One
(City)          (State)          (Zip)   |                       |                         |     Reporting Person
                                         |                       |                         | --
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                                         |    TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of Security                     |2.Transaction| 3. Transaction| 4. Securities Acquired(A)| 5. Amount of|6. Owner |7. Nature
   (Instr. 3)                            |  Date       |    Code       |    or Disposed of (D)    | Securities  |   -ship | of
                                         |             |    (Instr. 8) |    (Instr. 3, 4 and 5)   | Beneficially| Form:   | Indirect
                                         |             |               |                          | Owned at End| Direct  | Bene-
                                         |             |---------------|--------------------------| of Month    | (D) or  | ficial
                                         |             |       |       |        | (A)  |          | (Instr. 3   | Indirect| Owner-
                                         |(Month/Day/  |       |       |        |  or  |          |   and 4)    | (I)     | ship
                                         | Year)       |  Code |  V    | Amount | (D)  |  Price   |             |(Instr.4)|(Instr.4)
-----------------------------------------|-------------|-------|-------|--------|------|----------|-------------|---------|---------
                                         |             |       |       |        |      |          |             |         |
-----------------------------------------|-------------|-------|-------|--------|------|----------|-------------|---------|---------
Common Stock                             | 5/10/99     |   P   |       |500     |A     |$13.75    |             | D       |
-----------------------------------------|-------------|-------|-------|--------|------|----------|-------------|---------|---------
Common Stock                             | 5/10/99     |   P   |       |1,500   |A     |$13.8125  |             | D       |
-----------------------------------------|-------------|-------|-------|--------|------|----------|-------------|---------|---------
Common Stock                             | 5/11/99     |   P   |       |3,700   |A     |$13.375   |5,700        | D       |
-----------------------------------------|-------------|-------|-------|--------|------|----------|-------------|---------|---------
                                         |             |       |       |        |      |          |             |         |
-----------------------------------------|-------------|-------|-------|--------|------|----------|-------------|---------|---------
                                         |             |       |       |        |      |          |             |         |
-----------------------------------------|-------------|-------|-------|--------|------|----------|-------------|---------|---------
                                         |             |       |       |        |      |          |             |         |
-----------------------------------------|-------------|-------|-------|--------|------|----------|-------------|---------|---------
                                         |             |       |       |        |      |          |             |         |
-----------------------------------------|-------------|-------|-------|--------|------|----------|-------------|---------|---------
                                         |             |       |       |        |      |          |             |         |
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FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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1. Title of Derivative  | 2. Conver-  |3. Trans- |4. Trans-   |5. Number of       |6.  Date Exer-  |7. Title and Amount |8. Price
   Security             |    sion or  |   action |   action   |   Derivative      |    cisable and |   of Underlying    |   of
   (Instr. 3)           |    Exercise |   Date   |   Code     |   Securities Ac-  |    Expiration  |   Securities       |   Deriv-
                        |    Price of |          |  (Instr. 8)|   quired (A) or   |    Date        |   (Instr. 3 and 4) |   ative
                        |    Deriv-   |   (Month/|            |   Disposed of (D) |    (Month/Day/ |                    |   Secur-
                        |    ative    |   Day/   |            |   (Instr. 3, 4,   |    Year)       |                    |   ity
                        |    Security |   Year)  |            |   and 5)          |                |                    |  (Instr.5)
                        |             |          |            |                   |-------------------------------------|
                        |             |          |            |                   |Date   |Expira- |        | Amount or |
                        |             |          |--------------------------------|Exer-  |tion    |  Title | Number of |
                        |             |          |  Code |V   | (A)     |(D)      |cisable|Date    |        | Shares    |
------------------------|-------------|----------|-------|----|---------|---------|-------|--------|--------|-----------|-----------
Notional Units of       |             |          |       |    |35,459.94|         |1/1/01 |1/1/01  |Common  |35,459.94  |
Partnership Interest    |    (1)      | 3/4/99(2)| A     |V   |   (3)   |         |  (4)  |  (4)   |Stock(1)|   (1)     |
------------------------|-------------|----------|-------|----|---------|---------|-------|--------|--------|-----------|-----------
Notional Units of       |             |          |       |    |         |         |1/1/02 |1/1/02  |Common  | 37,000    |
Partnership Interest    |    (1)      | 3/4/99(6)| A     |V   |37,000   |         |  (4)  |  (4)   |Stock(1)|   (1)     |
------------------------|-------------|----------|-------|----|---------|---------|-------|--------|--------|-----------|-----------
Employee Incentive      |             |          |       |    |         |         |       |        |Units of| 500,000   |
Option to Buy Units of  |             |          |       |    |         |         |       |        |Partner-|    (9)    |
Partnership Interest    |   $12.25    | 3/4/99   | A     |V   |500,000  |         |  (8)  |3/29/09 |ship    |           |
                        |             |          |       |    |         |         |       |        |Interest|           |
                        |             |          |       |    |         |         |       |        |(9)     |           |
------------------------|-------------|----------|-------|----|---------|---------|-------|--------|--------|-----------|-----------
                        |             |          |       |    |         |         |       |        |        |           |
------------------------|-------------|----------|-------|----|---------|---------|-------|--------|--------|-----------|-----------
                        |             |          |       |    |         |         |       |        |        |           |
------------------------|-------------|----------|-------|----|---------|---------|-------|--------|--------|-----------|-----------
                        |             |          |       |    |         |         |       |        |        |           |
------------------------|-------------|----------|-------|----|---------|---------|-------|--------|--------|-----------|-----------
                        |             |          |       |    |         |         |       |        |        |           |
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9. Number of      |    10. Ownership       |       11. Nature of
   Derivative     |        Form of         |           Indirect
   Securities     |        Derivative      |           Beneficial
   Beneficially   |        Security:       |           Ownership
   Owned at End   |        Direct (D)      |           (Instr. 4)
   of Month       |        or Indirect (I) |
   (Instr. 4)     |        (Instr. 4)      |
------------------|------------------------|------------------------------
 35,459.94 (3)(5) |           D            |
------------------|------------------------|------------------------------
 37,000 (7)       |           D            |
------------------|------------------------|------------------------------
 500,000 (9)      |           D            |
------------------|------------------------|------------------------------
                  |                        |
------------------|------------------------|------------------------------
                  |                        |
------------------|------------------------|------------------------------
                  |                        |
--------------------------------------------------------------------------
Explanation of Responses:

(1) Under the Taubman Company Long-Term Compensation Plan (the "Plan"), grants are made in respect of Notional (i.e., "phantom")
    Units of Partnership Interest in The Taubman Realty Group Limited Partnership ("TRG"), of which Taubman Centers, Inc. (the
    "Company"), is the Managing General Partner.  Notional Units earn distribution equivalents, as and when TRG makes partnership distributions, which are credited to the employee's accounts as additional Notional Units.  Under the Company's continuous offer to certain partners in TRG and other offerees (the "Continuing Offer"), each Unit of Partnership Interest in TRG held by such offerees is exchangeable for one share of the Company's Common Stock.  Grants of Notional Units under the Plan, including distribution equivalents credited as additional Notional Units, are payable solely in cash.  For purposes of determining the number of Notional Units to credit to an employee's account as distribution equivalents and calculating payments under the Plan, one Notional Unit of Partnership Interest is equal in value to one share of Common Stock.
(2) This award was made as of January 1, 1998, subject to the achievement of performance criteria, the determination and satisfaction of which occurred on March 4, 1999.  Distribution equivalents have been credited as additional Notional Units on the 15th day of each month and, until settlement of the award, will continue to accrue as and when TRG makes partnership distributions (currently on the 15th day of each month).
(3) Consists of initial grant of 33,000 Notional Units and 2,459.94 additional Notional Units accrued as distribution equivalents during 1998.
(4) Awards under the Plan, including additional Notional Units credited as distribution equivalents, vest and become payable on the third January 1 after the date of grant, unless the employee elects to defer payment in accordance with the terms of the Plan.
(5) Excludes distribution equivalents accrued since January 1, 1999, Notional Units with different exercise and expiration dates, and Incentive Options (to acquire actual Units of Partnership Interest) in which the Reporting Person has a pecuniary interest.
(6) The award was made effective as of January 1, 1999.
(7) Consists of initial grant of 37,000 Notional Units.  See note 5 above regarding excluded securities.
(8) As to 250,000 Units, September 30, 1999.  As to the remaining 250,000 Units, on March 29, 2006, or on the tenth consecutive trading date on which the closing price of the Company's Common Stock has been at least $15.00, whichever first occurs.
(9) Under the Company's Continuing Offer, each Unit of Partnership Interest in TRG is exchangeable for one share of the Company's
    Common Stock.
                                                                                          /s/ DAVID A. HANDELSMAN*          7/9/99
                                                                                          --------------------------------  -------
                                                                                          Signature of Reporting Person(1)    Date


                                                                                          *As Authorized Signatory for Lisa A. Payne

  (1)Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).



  Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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                           (Print or Type Responses)